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                                   Exhibit B

                                   (AIG LOGO)
                                                AIG GLOBAL INVESTMENT GROUP
                                                599 Lexington Avenue, 25th Floor
                                                New York, NY 10022
                                                Telephone: (646) 735-05
                                                Facsimile: (646) 735-07

                                                ROBERT THOMPSON
                                                Senior Managing Director

                                        December 28, 2005

Tutor-Saliba Corporation
15901 Olden Street
Sylmar, CA 91342
Attention: John D. Barrett

Re: Exercise of Call Option on Perini Common Stock

Ladies and Gentlemen:

     Reference is hereby made to the Shareholders' Agreement, dated as of March 29, 2000 (the "Shareholders' Agreement") by and among Tutor-Saliba Corporation ("TSC"), Ronald N. Tutor, National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union") and certain other shareholders party thereto. Terms used but not defined in this letter agreement shall have the meanings set forth in the Shareholders' Agreement.

     The purpose of this letter is to acknowledge receipt of the letter from TSC dated December 21, 2005, in which TSC provided National Union notice of TSC's exercise of the Call Option on the Put/Call Shares. In accordance with
Article IV of the Shareholders' Agreement, National Union agrees to sell to TSC 2,352,941 shares of Perini Corporation common stock, par value $1.00 per share, at a Call Price of $8.365 per share. The sale will take place on or before December 31, 2005 at such time and on a business day to be mutually agreed upon by National Union and TSC (such time, the "Closing"). At the Closing, TSC will deliver $19,682,351.47 by wire transfer of immediately available federal funds to the account designed in the attached Exhibit A against delivery by National Union to TSC or its designee of one or more certificates evidencing the Put/Call shares accompanied by duly executed stock transfer powers.

     National Union represents and warrants to TSC as of the Closing that (i) National Union is the sole record and beneficial owner of the Put/Call Shares and has good and marketable title to the Put/Call Shares free and clear of all liens and encumbrances created by National Union or any of its Affiliates except for any liens or encumbrances imposed by the Shareholders' Agreement, and (ii) National Union has full authority and right to sell the Put/Call Shares to TSC without contravention of any law or agreement and without the need for any third party consent or approval. TSC represents and warrants to National Union that it is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act of 1933, as amended, as presently in effect and understands that the Put/Call Shares are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from National Union in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Act only in certain limited circumstances.


       Services Provided by Members of American International Group, Inc.
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                       Sincerely,

                       NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.

                       By: AIG Global Investment Corp., its investment adviser

                       By: /s/ Robert T. Thompson
                           ---------------------------
                       Name: Robert T. Thompson
                       Title: Senior Managing Director



Agreed To and Accepted:

TUTOR-SALIBA CORPORATION

By: /s/ John D. Barrett
   ---------------------------
Name: John D. Barrett
Title: Sr. Vice President